Exhibit 99.1

September 14, 2020

Dear Shareholder,

You are cordially invited to attend the 2020 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Ltd. (“Allot” or the “Company”), to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on October 14, 2020, at 2:30 p.m. Israel time.

The health and well-being of our employees and shareholders are of paramount importance to us, and we are closely monitoring developments related to the COVID-19 global pandemic. Although we intend to hold the Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. As such, we reserve the right to convert to a virtual only meeting format should meeting in person become unsafe or otherwise impracticable as a result of COVID-19. If we convert to a virtual only meeting format, we will announce the decision to do so in advance in a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”). As always, we encourage you to vote your ordinary shares prior to the Annual Meeting.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card, or vote through the Israel Securities Authority’s electronic voting system.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the SEC on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

ALLOT LTD.

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200

NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting (the “Annual Meeting”) of shareholders of Allot Ltd. (“Allot” or the “Company”) will be held on October 14, 2020, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The health and well-being of our employees and shareholders are of paramount importance to us, and we are closely monitoring developments related to the COVID-19 global pandemic. Although we intend to hold the Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. As such, we reserve the right to convert to a virtual only meeting format should meeting in person become unsafe or otherwise impracticable as a result of COVID-19. If we convert to a virtual only meeting format, we will announce the decision to do so in advance in a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”). As always, we encourage you to vote your ordinary shares prior to the Annual Meeting.

The Annual Meeting is being called for the following purposes:

1.
To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)) shall be one (1) year.

2.
To reelect Itsik (Itzhak) Danziger as a Class II director, to serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2021 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
To reelect Miron (Ronnie) Kenneth as a Class II director, to serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2021 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.	To approve a grant of 30,000 restricted share units (“RSUs”) of the Company to Yigal Jacoby, the Company’s Chairman of the Board.

5.	To approve a grant of 60,000 RSUs of the Company to Erez Antebi, the Company’s President and Chief Executive Officer (“CEO”).

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2020 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the fiscal year ended December 31, 2019, including a review of the fiscal 2019 financial statements.

8.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on September 9, 2020 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual meeting of Shareholders (the “Notice”), and is being mailed on or about September 14, 2020 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the SEC under cover of a Form 6-K and will be available on the Company’s website at www.allot.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by our transfer agent, American Stock Transfer & Trust Company of New York, New York, or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority’s electronic voting system must be completed no later than six hours before the time fixed for the Annual Meeting (see Q&A under “About the Annual Meeting” for further information). Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s General Counsel at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, or by facsimile to +972-9-744-3626, no later than October 4, 2020. Any position statement received will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card, or vote through the Israel Securities Authority’s electronic voting system.

By Order of the Board of Directors, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
September 14, 2020

ii

ALLOT LTD.
22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:          When and where is the 2020 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on October 14, 2020, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:          Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:          Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on September 9, 2020, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:          How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) or your voting instruction card (if you are a “street name” beneficial owner) and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

If you hold shares through a member of the Tel-Aviv Stock Exchange, you may vote through the Israel Securities Authority’s electronic voting system. The Israel Securities Authority has set up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Following a registration process, you will be able to vote your shares through such system no later than six hours before the time fixed for the Annual Meeting.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee, which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:          Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:          If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:          How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Ziv Leitman and Rael Kolevsohn, or either of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on October 13, 2020, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:          What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:          What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:          What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:          How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Proposal 1, Approval of an amendment to our Articles of Association, requires that securities representing at least two-thirds of the voting securities of the Company then outstanding be voted “FOR” the adoption of the proposal.

Each of Proposal 2 (Reelection of Itsik (Itzhak) Danziger as a Class II director to serve until the 2023 annual meeting, or, if Proposal 1 is approved, to serve until the 2021 annual meeting of shareholders), Proposal 3 (Reelection of Miron (Ronnie) Kenneth as a Class II director to serve until the 2023 annual meeting, or, if Proposal 1 is approved, to serve until the 2021 annual meeting of shareholders), Proposal 4 (Approval of the grant of 30,000 RSUs of the Company to Yigal Jacoby), and Proposal 6 (Reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm, for the year ending December 31, 2020), requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented be voted “FOR” the adoption of the proposal.

Proposal 5 (Approval of the grant of 60,000 RSUs of the Company to the CEO), requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed 2% of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

If you are unable to make this confirmation, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

Q:          How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the approval of an amendment to the Company’s Articles of Association, effective immediately upon the approval of Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”) and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than outside directors, who shall continue to serve in accordance with the Israel Companies Law) to one (1) year.

2.
“FOR” the election of Itsik (Itzhak) Danziger as a Class II director, to serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2021 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
“FOR” the election of Miron (Ronnie) Kenneth as a Class II director, to serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2021 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law .

4.	“FOR” the approval of the grant of 30,000 RSUs of the Company to Yigal Jacoby.

5.	“FOR” the approval of the grant of 60,000 RSUs of the Company to the CEO.

6.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2020 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:          Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:          Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:
The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 35,212,509 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the Record Date, by each person whom we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	6,200,731	17.61%
Outerbridge Master Fund LP (3)	2,940,802	8.35%
Clal Insurance Enterprises Holdings Ltd. (4)	2,550,531	7.24%
Migdal Insurance & Financial Holdings Ltd (5)	2,323,473	6.60%
Renaissance Technologies LLC (6)	1,949,869	5.54%
Sphera Funds Management Ltd. (7)	1,808,196	5.14%
Harel Insurance Investments & Financial Services Ltd. (8)	1,805,036	5.13%
______________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from the Record Date through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 35,212,509 ordinary shares outstanding as of the Record Date.

(2)
Based on a Schedule 13G/A filed on February 14, 2020, Lynrock Lake LP, Lynrock Lake Partners LLC and Cynthia Paul reported that each had sole voting and dispositive power over 6,200,731 ordinary shares. As of December 31, 2019, Lynrock Lake Master Fund LP (“Lynrock Lake Master”) directly held 6,200,731 ordinary shares of the Company. Lynrock Lake LP (the “Investment Manager”) is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over our securities held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over our securities held by Lynrock Lake Master. The address of the reporting persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)
Based on a Schedule 13G/A filed on February 14, 2020, Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace reported that they had shared voting and dispositive power over 2,940,802 ordinary shares. The address of Outerbridge Capital Management, LLC, Outerbridge GP, LLC and Rory Wallace is 767 Third Avenue, 11th Floor, New York, New York 10017. The address of Outerbridge Master Fund LP is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(4)
Based on information provided to us by Clal Insurance Enterprises Holdings Ltd. (“Clal”), on March 1, 2020 Clal had shared voting and dispositive power over 2,550,531 of our shares. All of these shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal. The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(5)
Based on information provided to us by Midgal Insurance & Financial Holdings Ltd. (“Migdal”), on March 1, 2020 Migdal had shared voting power and dispositive power over these ordinary shares. Of these shares, 2,323,473 ordinary shares are held for  members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions  and 166,385 ordinary shares are  held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions. The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(6)
Based on a Schedule 13G filed on February 13, 2020, Renaissance Technologies LLC (“RTC”) and Renaissance Technologies Holdings Corporation (“RTHC”) reported that they each had sole voting power over 1,725,490 ordinary shares, sole dispositive power over 1,949,869 shares and shared dispositive power over 3,294 ordinary shares. RTC is a majority-owned subsidiary of RTHC. Certain funds and accounts managed by RTC have the right to receive dividends and proceeds from the sale of the ordinary shares. The address of RTC and RTHC is 800 Third Avenue, New York, New York 10022.

(7)
Based on a Schedule 13G/A filed on February 11, 2020, Ron Senator, Sphera Funds Management Ltd. (“SFML”) and Sphera Capital Ltd. (“Sphera Capital”) reported that they had shared voting and dispositive power over 1,808,196 ordinary shares, including (i) 1,455,425 ordinary shares beneficially owned by SFML, which acts as the investment management company for Sphera Master Fund LP., (ii) 285,832 ordinary shares beneficially owned by Sphera Capital, which acts as the investment management company for Sphera Small Cap Fund Ltd. and (iii) 66,939 ordinary shares beneficially owned by SFML, which has investment discretion under an investment management agreement to manage the investments of  EJS Investment Management S.A. (a company incorporated under the laws of Switzerland), acting for and on behalf of Firstag Securities Ltd. and Galatee Holdings Ltd (both companies incorporated under the laws of the British Virgin Islands). Sphera Master Fund L.P. has delegated its investment management authority to SFML and Sphera Small Cap Fund Ltd. has delegated its investment management authority to Sphera Capital. Ron Senator may be considered the beneficial owner of all such ordinary serves as the portfolio manager for Sphera Funds Management Ltd. and Sphera Capital Ltd. The address of Ron Senator is c/o Sphera Funds Management Ltd., Platinum House, 21 Ha’arba’ah Street, Tel Aviv 64739, Israel. The address of Sphera Funds Management Ltd. and Sphera Capital Ltd. is 21 Ha’arba’ah Street, Tel Aviv 64739, Israel.

(8)
Based on a Schedule 13G filed on June 3, 2020, Harel Insurance Investments & Financial Services Ltd. (“Harel”) reported that it had shared voting and dispositive power over 1,805,036 ordinary shares held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel. The address of Harel is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the Record Date, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of the Record Date, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors
Nurit Benjamini	*	*
Itsik (Itzhak) Danziger	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	462,681	1.31%
Miron (Ronnie) Kenneth	*	*
Manuel Echanove	*	*
Executive Officers
Erez Antebi	*	*
Ziv Leitman	*	*
Ran Fridman	*	*
Nir Pery	*	*
Ronit Weinstein	*	*
Keren Rubanenko	*	*
Rael Kolevsohn	*	*
Pini Gvili	*	*
Vered Zur	*	*
Ronen Priel	*	*
Hagay Katz	*	*
Mark Shteiman	*	*
All directors and executive officers as a group	1,356,004	3.85%

* Represents less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the Record Date through the exercise of any option or vesting of any RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or RSUs that will become vested within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 35,212,509 ordinary shares outstanding as of the Record Date pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

As of the Record Date, our directors and executive officers held, in the aggregate, 1,161,225 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 730,263 ordinary shares. The options (excluding RSUs) have a weighted average exercise price of $7.24 per share and have expiration dates until 2025. Further, 109,557 ordinary shares remained reserved for future grants under our 2016 Incentive Compensation Plan (the “Plan”).

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2019 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table” of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 26, 2020, as amended on July 1, 2020, a copy of which is available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the reelection of each of our Class II director nominees, Itsik (Itzhak) Danziger and Miron (Ronnie) Kenneth, under Proposals 2 and 3, respectively, our Board will consist of seven directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2019, each director attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of each committee of the Board on which he or she serves.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires. See Proposal 1 for a proposed change to our Articles of Association in this respect.

If reelected, our Class II director nominees will hold office until the annual meeting of our shareholders in 2023 (or, if Proposal 1 is approved, until the 2021 annual meeting of shareholders). Our current Class III directors, Yigal Jacoby and Manuel Echanove, will hold office until the annual meeting of our shareholders in 2021. Our current Class I director, Nadav Zohar, will hold office until the annual meeting of our shareholders in 2022. In addition, we have two Outside Directors serving for fixed three-year periods in accordance with the Israel Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the listing standards of The Nasdaq Stock Market and satisfy the requirements for an Outside Director under the Israel Companies Law.

Biographical information concerning each of our director nominees – Itsik (Itzhak) Danziger and Miron (Ronnie) Kenneth– and of each of the other current directors (who are not up for reelection at the Annual Meeting), is provided below.

Nominees for Reelection to the Board as Class II Directors to Serve Until the 2023 Annual General Meeting of Shareholders (or, if Proposal 1 is approved, to Serve Until the 2021 Annual General Meeting of Shareholders)

Itzhak Danziger, age 71, has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of EyeControl and Jinni Media, privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, a privately held manufacturer of business telecommunications equipment. In the non-profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), a non-profit for social justice and equality, the chairman of Israel Venture Network (IVN)- Yozma fund for investments in social businesses and a director in Israel Venture Network (IVN), a venture philanthropy NGO. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Miron (Ronnie) Kenneth, age 64, has served as a director since October 2014. Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups. He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers. From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers. Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd., a provider of scale-out data center fabrics (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX), a multinational supplier of computer networking products. Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in the European organization of Cadence Design Systems Inc. (NASDAQ: CDN), a multinational electronic design automation software and engineering services company. Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Class III Directors Whose Terms Continue Until the 2021 Annual General Meeting of Shareholders

Yigal Jacoby, age 59, has served as Chairman of the Board since November, 2016. Mr. Jacoby co-founded our company in 1996 and served as our CEO until 2006 and as our Chairman of the Board until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, a network hardware vendor, where he served as the General Manager of its Network Management Division. From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including serving as Chairman at LiveU Ltd., a provider of live cellular video transmission solutions. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Manuel Echanove, age 55, has served as an interim director since July 2017. Prior to his appointment Mr. Echanove served in various management positions with the Telefonica group, a multinational telecommunications company, between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy area of Telefónica S.A. before leaving Telefonica in 2012. Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Telecom, British Telecom, each a multinational telecommunications company, and Data General, a minicomputer firm. Mr. Echanove is currently the CEO of Wetania Consulting S.L. a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

Class I Director Whose Term Continues Until the 2022 Annual General Meeting of Shareholders

Nadav Zohar, age 54, has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar serves as the head of Business Development of Gett, an “on demand” transportation service provider. Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, a UK-based real estate management company, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001. Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and an LLB in Law (graduated with honors) from the University of Reading.

Outside Directors Whose Terms Continue Until the 2022 Annual General Meeting of Shareholders

Steven D. Levy, age 64, has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997, and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company, since 2006 and has served as a director of Edison Properties, a privately held U.S. real estate company, since 2018. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Nurit Benjamini, age 53, has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd., a company that provides mobile content. Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (NASDAQ: WIX), a software company providing web development solutions, from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Ltd.) that was acquired by Sigma Designs Inc. (NASDAQ: SIGM), a provider of system-on-chip semiconductors, in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ/TASE: CGEN), a genomics-based drug and diagnostic discovery company, from 2000 to 2007. Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ/TASE: BLRX), a biopharmaceutical company focused on oncology, as a member of its compensation committee, and as chairperson of its audit committee. Ms. Benjamini serves as a director and chairperson of the audit committee of Redhill Biopharma, a biopharmaceutical company focused on gastrointestinal diseases. Ms. Benjamini serves as a director and chairperson of the audit committee of Gamida Cell Ltd. (NASDAQ: GMDA), an advanced cell therapy company. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of seven members, all of whom will be independent under the listing standards of The Nasdaq Stock Market, as determined by our Board. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION TO
DECLASSIFY OUR BOARD

Background

We are proposing to amend our Articles of Association to eliminate the staggered nature of our Board. At the time of our initial public offering in 2006, the Company established a classified board structure because such structure offered certain advantages to the Company, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board will always have prior experience with the Company. While there are valid arguments in favor of a classified board structure, the Board believes that corporate governance standards have evolved and that annual elections of directors will enhance directors’ accountability to shareholders and will provide the Company’s shareholders with the opportunity to express their views on the performance of the entire Board on an annual basis. After careful consideration, the Board determined that it is appropriate and in the best interest of the Company and its shareholders to propose amendments to our Articles of Association to eliminate the classified structure of the Board.

Under our current Articles of Association, our directors (other than outside directors, whose appointments are required under the Israel Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of that class of directors is for a term of office that expires as of the third annual general meeting following such election or reelection, such that each year the term of office of only one class of directors will expire.

We are proposing to amend and restate our Articles of Association to eliminate the different classes of members of our Board and to set term of each director who is elected or reelected at or after the Annual Meeting (other than outside directors, who shall continue to serve in accordance with the Israel Companies Law) to be one (1) year each, effective immediately. The then-current terms of all directors serving prior to the Annual Meeting shall continue until their completion.

Specifically, we propose to amend Article 39.3 of our Articles of Association in its entirety as follows (additions are underlined, deletions are struck through):

 ~~“39.3~~   Subject to the provisions of Articles 40 and 41~~, the members of the Board of Directors of the Company shall be elected by an Ordinary Resolution in a General Meeting, according to the following conditions~~:

39.2~~3~~.1
Commencing with the Company’s 2020 Annual General Meeting, the members of the Board of Directors of the Company, other than Outside Directors, shall be elected by an Ordinary Resolution in a General Meeting, and each such Director shall hold office until the next Annual General Meeting and until his or her successor shall be elected and qualified. ~~The Directors of the Company (other than the Outside Directors) shall be divided into three classes, designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The above-described term of office of the Class I Directors shall expire at the first Annual General Meeting ensuing next after the division into Classes; the above-described term of office of the Class II Directors shall expire at the second Annual General Meeting ensuing after the division into Classes; and the above-described term of office of the Class III Directors shall expire at the third Annual General Meeting ensuing after the division into Classes.~~

39.2~~3~~.2
Notwithstanding the foregoing Article 39.2.1, any Director, other than Outside Directors, elected prior to the Company’s 2020 Annual General Meeting shall hold office until the completion of his or her then-current term of office. ~~At each Annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain Class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2007 and forward (inclusive), each year the term of office of only one Class of Directors will expire. A Director shall hold office until the Annual General Meeting for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject to Article 41 below.~~

~~39.3.3~~
~~Upon a change in the number of Directors, in accordance with the provisions of these Articles, any increase or decrease shall be apportioned among the Classes so as to maintain the number of Directors in each Class as nearly equal as possible. The removal of any Director, other than in accordance with Article 41 below, shall only be carried out by a Special Resolution.~~

~~39.3.4~~
~~Any change to this Article 39.3 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~”

Proposed Resolution

You are requested to adopt the following resolution:

“1.          RESOLVED, that the Company’s Articles of Association be amended and restated, as set forth in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of securities representing at least two-thirds of the voting securities of the Company is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

REELECTION OF ITSIK (ITZHAK) DANZIGER AS A CLASS II DIRECTOR

Background

Itsik (Itzhak) Danziger is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2021 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Danziger has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Danziger is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“2.          RESOLVED, that Itsik (Itzhak) Danziger be elected as a Class II director, to serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2021 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF MIRON (RONNIE) KENNETH AS A CLASS II DIRECTOR

Background

Miron (Ronnie) Kenneth is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2021 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Kenneth has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Kenneth is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“3.          RESOLVED, that Miron (Ronnie) Kenneth be elected as a Class II director, to serve until the 2023 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2021 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF A ONE-TIME GRANT OF 30,000 RSUs OF THE COMPANY TO
YIGAL JACOBY, OUR CHAIRMAN OF THE BOARD

Background

The Company’s compensation and nomination committee approved, and recommended to the Board for approval, and the Board approved, contingent upon the approval of this Proposal 4 by our shareholders at the Annual Meeting, a one-time grant of 30,000 RSUs with an exercise price of NIS 0.01 per RSU to Mr. Yigal Jacoby, our Chairman of the Board. If this Proposal 4 is approved by our shareholders at the Annual Meeting, the RSUs will be granted effective as of the date of the Annual Meeting and will vest in twelve equal quarterly installments over a period of 3 years commencing  from June 15, 2020, the date of the Company’s Board of Directors’ resolution approving this grant. The vesting of each RSU shall be accelerated upon certain change in control events as set forth in the Plan.

The Israeli Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Company’s Compensation Policy, and the Proposal now requires approval by the Company’s shareholders in order to become effective.

Proposed Resolution

You are requested to adopt the following resolution:

“4.          RESOLVED, that the one-time grant of 30,000 RSUs to Yigal Jacoby as of the date of the Annual Meeting is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF A ONE-TIME GRANT OF 60,000 RSUs OF THE COMPANY TO EREZ
ANTEBI, OUR CEO

Background

The Company’s compensation and nomination committee approved, and recommended to the Board for approval, and the Board approved, contingent upon the approval of this Proposal 5 by our shareholders at the Annual Meeting, a one-time grant of 60,000 RSUs with an exercise price of NIS 0.01 per unit to Mr. Erez Antebi, our CEO. If this Proposal 5 is approved by our shareholders at the Annual Meeting, the RSUs will be granted effective as of the date of the Annual Meeting and will vest in three equal annual installments commencing with the first anniversary of August 3, 2020, the date of the Company’s Board of Directors’ resolution approving this grant.

We strive to provide a mix of compensation that supports a pay-for-performance culture and emphasizes long-term incentives. Our executive compensation packages have historically included equity grants, which we believe to be effective tools in aligning performance with compensation.

We have designed our CEO’s compensation package, including the proposed grant, with the objective of aligning a significant portion of his compensation with shareholder interests and long-term corporate performance. Our long-term success depends, in part, on our ability to continue to retain our CEO, who has been, and is expected to remain, vital to the Company’s short- and long-term success. Accordingly, a significant portion of the CEO’s pay package consists of long-term equity incentive compensation. Our compensation and nominating committee and Board have structured Mr. Antebi’s equity compensation to vest over extended periods, thus emphasizing long-term growth and vision rather than short-term gains, while motivating retention of a talented executive.

The proposed grant is intended to keep our CEO’s total annual compensation package competitive and appropriate for the role of a CEO of a technology company of our size and scope, while continuing to align his interests closely with those of our shareholders.

 We believe that the resulting compensation package closely aligns Company performance with shareholder interests and enables us to promote the long-term retention of a key contributor to our success.

Our compensation and nominating committee and Board believe that it is in the best interest of our shareholders and the Company to grant Mr. Antebi the proposed grant of RSUs, thereby ensuring a competitive and industry-conscious equity compensation package. If this Proposal 5 is not approved at the Annual Meeting, it could ultimately impede our ability to retain a highly-qualified CEO who remains critical to leading the Company towards long-term success and to incentivize him to continue delivering value to our shareholders.

The compensation and nominating committee and the Board are committed to responsible management of earnings-per-share dilution as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the compensation and nominating committee and the Board continue to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains focused on open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.

The Israeli Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Company’s Compensation Policy, and the proposed compensation now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“5.          RESOLVED, that the one-time grant of 60,000 RSUs to Erez Antebi as of the date of the Annual Meeting is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2019. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2020 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2018	2019
	(in thousands of U.S. dollars)
Audit Fees (1)	275	280
Audit-Related Fees (2)	10	15
Tax Fees (3)	104	133
Total	389	428
____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2018 and 2019, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Proposed Resolution

You are requested to adopt the following resolution:

“6.         RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2019

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2019. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than September 22, 2020. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than September 29, 2020 in a press release or a Current Report on Form 6-K furnished to the SEC.

Shareholder Proposals for Annual General Meeting in 2021

We currently expect that the agenda for our annual general meeting to be held in 2021 (the “2021 Annual Meeting”) will include (1) the reelection of the directors who are currently our Class III directors (and if Proposal 1 is approved, the reelection of the Class II directors who are reelected at the Annual Meeting); (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2021 Annual Meeting by submitting their proposals in writing to Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2021 Annual Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Annual Meeting, i.e., no later than July 16, 2021; provided that if the date of the 2021 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2021 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2021 Annual Meeting is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2021 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2021 Annual Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2019 filed on Form 20-F with the SEC on March 26, 2020, as amended on July 1, 2020, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company’s reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

September 14, 2020